SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
                  Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            NTS-Properties Plus Ltd.
                       (Name of Subject Company (issuer))

                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X]     third-party tender offer subject to rule 14d-1.
         [ ]     issuer tender offer subject to rule 13e-4.
         [X]     going private transaction subject to Rule 13e-3.
         [ ]     amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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     This Amendment No. 3 supplements  and amends the Tender Offer  Statement on
Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on November 30, 2000 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J.D. Nichols and Brian F. Lavin. The Offeror, Mr. Nichols and Mr. Lavin are all affiliates of the subject company, NTS-Properties Plus Ltd. (the "Partnership"). The Original Statement was subsequently amended by filing Amendment No. 1 on February 14, 2001, and Amendment No. 2 on March 6, 2001. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. The Original Statement and this Amendment No. 3 relate to an offer by ORIG to purchase up to 611,266 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 3 amends the Original Statement by including a Notice to Investors dated March 13, 2001. The Notice to Investors is attached hereto as Exhibit (c)(7).

Item 12.  Material to be Filed as Exhibits.

(c)(7)            Notice to Investors dated March 13, 2001.









                                        2



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 13, 2001               ORIG, LLC, a Kentucky limited liability
                                      company.

                                      By:/s/ J.D. Nichols
                                      ------------------------------------------
                                      J.D. Nichols, Managing Member


                                      /s/ J.D. Nichols
                                      ------------------------------------------
                                      J. D. Nichols, individually


                                      /s/ Brian F. Lavin
                                      ------------------------------------------
                                      Brian F. Lavin, individually









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                                    EXHIBITS

Exhibit
Number                    Description
-------                   -----------

(c)(7)                    Notice to Investors dated March 13, 2001.









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                                                                  EXHIBIT (c)(7)





                               Notice to Investors
                              Dated March 13, 2001









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[GRAPHIC OMITTED]

ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky  40223
(502) 426-4800

March 13, 2001


Dear NTS-Properties Plus Investor:

                               Time is Running Out

               to Accept the Purchase Offer for Your Interests in

                               NTS-Properties Plus

               The Offer is Scheduled to Expire on March 30, 2001.


         On November 30, 2000, ORIG, LLC, an affiliate of the General Partner of NTS-Properties Plus, offered to purchase for $1.15 per Interest all of the 611,266 outstanding Interests of NTS- Properties Plus (the "Partnership") that are not owned by affiliates of ORIG, LLC or the Partnership. On March 6, 2001, the purchase price was increased to $1.30 per Interest.

                        Important: Please Read Carefully!

         The General Partner recommends that you consider the sale of your Interests based upon the following:

         o The Partnership continues to operate at a deficit and cannot meet capital requirements arising from its joint venture interests, therefore the percentage of the Partnership's ownership in the joint ventures will likely continue to decline, thus lowering the Partnership's value.

         o The increased purchase offer of $1.30 per Interest is near the high end of a value range supported by the opinion of an independent third party appraiser.

         o        As of  December  31,  1999,  the  independent  auditors of the
                  Partnership issued a "going concern" opinion for the Partnership, which reflects the Partnership's inability to obtain working capital and meet payables, raising serious questions regarding its long-term viability.



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         o        Although the year-end  financial  statements for 2000 have not yet been  completed,  the  General  Partner  believes  that no
                  material   changes  have  occurred  to  alter  the  facts  and
                  circumstances that led to the above "going concern" opinion, and that a "going concern" opinion will likely be issued for 2000 as well.

         If you have already submitted paperwork to tender your Interests, no additional paperwork is required. You will automatically receive the price of $1.30 per Interest. Please note that neither ORIG, nor the Partnership will impose any fees or expenses in connection with the offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Friday, March 30, 2001, in order to receive the purchase price of $1.30 per Interest.

         The terms and conditions described in the Offer to Purchase and the Letter of Transmittal dated November 30, 2000, the February 14, 2001, Supplement to the Offer to Purchase and the March 6, 2001, notice to investors are applicable in all respects to the offer. This notice should be read in connection with the Offer to Purchase, Letter of Transmittal, Supplement and notice to investors. If you have any further questions regarding this offer, please call (800) 928-1492 extension 212. The offer will expire on March 30, 2001. Payments will be mailed no later than April 6, 2001, unless the offer is extended.



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